Exhibit 7.1

Strategic Alliance Agreement

THIS AGREEMENT is made this 15th day of  July, 2010 (“Effective Date”) by and between IMedicor, Inc, a Nevada Corporation whose address is 523 Avalon Gardens Drive,  Nanuet, New York 10954, USA ("IMedicor") and  USA Managed Care Organization (USA MCO) A Texas Corporation  whose address is  916 South Capital of Texas highway, Austin Texas.

WITNESSETH:

WHEREAS, iMedicor is a secure, HIPAA compliant online portal that creates a virtual healthcare community amongst physicians and other medical professionals for the purpose of real-time Health Information Exchange. Physicians are provided with a secure HIPPA compliant transport account(s), similar to e-mail with attachments, that enable them to share patient specific personal health information with other participating physicians. iMedicor also provides the ability to create social communities for the purpose of peer collaboration and the extension of referral networks. iMedicor’s portal also provides physicians with an extensive catalogue of Continuing Medical Education (CME), skill development  and product specific educational resources;

WHEREAS, USA MCO represents a network of physicians through which USA MCO provides products and services for the medical industry that: generate additional revenue Streams; provide cost savings, streamline workflow; help patients save time, money and doctors achieve better outcomes; and assist physicians and medical practices to find ways to enhance patient satisfaction;

WHEREAS, both parties are interested in forming a strategic and marketing alliance beneficial to both organizations.

NOW, THEREFORE, for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. OBLIGATIONS OF THE PARTIES

●	Initiate a multi tiered marketing approach, by mutual consent of both parties, to integrate the iMedicor HIPAA Compliant transport network as a communications network throughout the USA MCO user base,
●	The overall project would also include the ClearLobby pharmaceutical and medical device marketing platform and other value added services as mutually agreed into the future, as a Phase II activity.
●	A phased in approach for each of the components listed above with the first being the introduction of the core iMedicor, HIPAA compliant communication / transport system into the USA MCO network.

●	The integrated service will generate revenue sharing opportunities for both companies.
●	USA MCO will allow access to their network to distribute promotional and educational material highlighting the value proposition of the iMedicor / USA MCO alliance.
●	Access will only be through, and controlled by USA MCO
●
Communication will be, but not limited to e-mail promotion, direct mail, bill stuffers, web site, newsletter or any other normal communication between USA MCO and their network of physicians and other healthcare providers upon mutual consent of both parties

●	All material must be approved by USA MCO prior to any distribution to the USA MCO network.
●	Once a physician or other healthcare provider enrolls in iMedicor they will become part of the regular internal iMedicor communications system.
●
Every physician that enrolls in iMedicor, including those physicians or other qualified registrants into the iMedicor network that are invited into USA MCO physician communities, through the efforts of USA MCO will be tagged as originating from that source (the USA MCO network).

●	Monthly reports detailing revenue generated through subscriptions, ClearLobby or other methods will be detailed in the monthly reports.
●
All revenue sharing will be reconciled monthly and funds distributed by the 20th of each month by wire transfer for all net collected revenues for the previous month (net of returns and refunds, if any).

●	IMedicor will make its records available for audit purposes at any time by USA MCO during regular business hours at the headquarters of iMedicor.
●	USA MCO will not be responsible for any direct sales of the iMedicor communications system; USA MCO will not handle any customer service issues. All such activity will be referred to iMedicor.
●	Initially iMedicor will provide the three main attributes of the iMedicor network to the USA MCO provider base, physicians and other healthcare providers.
●	Those attributes are:
	o	A HIPAA compliant transport system for digital / electronic records and images,
	o	Build and create community, patient-specific peer collaboration and expansion of referral networks,
	o	Access to educational resources, certified, skill level and product / device specific.
●

2. COMPENSATION

●
IMedicor will charge a subscription fee to participating USA MCO providers. The suggested monthly subscription would be $19.95 per month per subscriber. USA MCO would receive one third of the monthly subscription price, per month, per subscriber (approximately $6.65). All revenue sharing opportunities will be calculated for all parties after any credit card or other third party processing fees are deducted from the gross sale.

●
USA MCO will be responsible for the marketing and initial / ongoing communication to their network highlighting the features of iMedicor, the value proposition, and their support of the project. This will not be a direct sales requirement for USA MCO, but only an agreement to provide access to the USA MCO user base

●
Within 30 days of the execution of this agreement both companies agree to finalize a marketing plan that would detail they promotional activity to the USA MCO network, promotional deliverables, frequency of communication with the USA MCO network and other activities normally found in a strategic marketing plan

●	Both companies agree to publish a press release, upon mutual agreement of content, in regard to the execution of this agreement and periodic updates of the success of this Strategic Alliance
●
It is understood that iMedicor is a public company and is obligated to make certain SEC required filings that from time to time will include mention of the Strategic Alliance between iMedicor and USA MCO

●	IMedicor shall provide access to the iMedicor system, training and customer support as required.
●
USA MCO will have the option to take all or part of its revenue share in equity up to a maximum of 4.9% ownership in iMedicor on a fully diluted basis. For the purposes of this proposal, fully diluted means all issued and outstanding stock warrants priced at 15 times the average 5 day closing price at the day previous to reconciliation of revenues, which will be the 20th of the month for the prior calendar month.

●
The iMedicor bookkeeping system will detail the payment option prior to releasing any funds or commitment of stock in order for USA MCO to determine how payment is to be reconciled. It is anticipated that said report will be available by the 15th of the month for previous activity, returned to iMedicor by the 19th in order to effect a timely disbursement of funds and or stock

●	It is understood that the issuance of stock certificates can take up to four weeks but the issue date will be the 20th of the month of reconcile.
●	Equity payout will be priced at the average 10 day trading day closing from the day previous to the monthly reconciliation.
●
IMedicor will provide a warrant to purchase 2 million shares of common stock to USA MCO to offset any up-front marketing expense incurred by USA MCO in this project. The value of the Warrants will be determined by the average 10 day closing price of iMedicor stock eliminating the two lowest days and the two highest days for the period as of the day before the actual execution of the final agreement.

●
The Warrants will be issued as a non-cash-transaction upon exercise of the Warrant, and, USA MCO will have up to five years from the date of issuance to exe4cute. USA MCO will also have the option to purchase the Warrant for the face value if it deemed the purchase option to be more favorable to the cashless transaction.

●
In addition to the subscription fees, iMedicor would offer a 17% revenue share (cash payout only) through revenues generated with its ClearLobby program. Clearlobby represents the Pharma / Medical Device marketing division inside iMedicor that will expose physicians and other providers within the USA MCO provider network to new products and services in a non-invasive, opt-in manner. ClearLobby will be the Phase II part of the relationship.

●	iMedicor will inform USA MCO of all ClearLobby activity as new products and services are introduced into the system
●	IMedicor will, from time to time make available upgrade services to its members. In this event, USA MCO will receive a revenue share to be determined on a case by case basis.

3. TERM

This Agreement shall commence on the Effective Date of this Agreement and shall remain in effect for a period of 5 years (“Initial Term”). Thereafter, this Agreement shall be renewed automatically on a five (5) year basis, unless one party notifies the other of its desire to terminate this Agreement at least sixty 90 days prior to the expiration of the Initial Term or then current renewal term, as applicable, or unless a new Agreement is signed between the USA MCO and IMedicor which will then invalidate this Agreement.

In such an instance, all compensation will continue for a extended period of five years from the date of termination for all subscriptions tagged as USA MCO.

4. INTELLECTUAL PROPERTY

Each party shall exclusively own its respective trademarks and service marks, copyrights, trade secrets, and patents (collectively, the "Intellectual Property") and will not have any claim or right to the other party’s Intellectual Property  by virtue of this Agreement or the performance of services hereunder. Neither party will take any action or make any claim to any Intellectual Property belonging to the other party, whether during the Term of this Agreement or thereafter.

5. TERMINATION

A. Termination Without Cause.  Both parties may terminate this Agreement upon ninety (“90”) days written notice to the other party at the address stated in this Agreement as per section 3 above.

B.  Both parties shall have the right to include this Agreement as an asset of their Company.

C. Upon termination of this Agreement for any reason whatsoever, both parties shall have the right to remove any references to the other party from any of its materials and/or websites as well as be authorized to notify their customers of said termination without penalty and/or recourse by the other party if only if said notification contains no disparaging or disrespectful comments concerning the other party.

6. REPRESENTATIONS AND WARRANTIES

A. Each party represents and warrants that it has the right, title, interest and authority to enter into this Agreement and to fully perform its obligations hereunder, and that the rights granted hereunder shall not violate the rights of any third party. Each party represents and warrants that its conduct hereunder shall conform to all applicable federal, state and local law and regulation.

B.  Both parties will not have liability for any damages other than direct damages. Both parties  DO NOT MAKE ANY WARRANTY REGARDING THE QUALITY OF ITS SERVICES. Both parties DO NOT MAKE ANY WARRANTY THAT ALL ERRORS OR FAILURES IN ITS WEBSITES WILL BE CORRECTED.  Both parties EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. BEYOND THE WARRANTIES CONTAINED IN THIS PARAGRAPH, Both parties DO  NOT WARRANT THAT their SITES ARE ERROR-FREE OR THAT OPERATION OF their SITES WILL BE SECURE OR UNINTERRUPTED. THESE LIMITATIONS SHALL SURVIVE AND APPLY NOTWITHSTANDING THE VALIDITY OF THE LIMITED REMEDIES PROVIDED FOR IN THIS AGREEMENT.

7. INDEMNITY

Notwithstanding anything to the contrary herein, USA MCO shall indemnify, defend and hold harmless IMedicor, its officers, directors, shareholders, employees, parent and affiliate entities, agents and representatives, against all damages, claims, liabilities, losses and other expenses, including without limitation, reasonable attorney fees and costs, whether or not a lawsuit or other proceedings is filed, that in any way arise out of or related to: (a) any claim against IMedicor arising out of any breach of any covenants, warranties, representations and agreements made by USA MCO to any third party and/or (b) USA MCO's material breach of any provision of this Agreement; (c) the grossly negligent or willful acts or omissions of USA MCO; and/or (d) any claim by any party based on USA MCO’s Products failing to operate and/or function in any manner so advertised by USA MCO and/or its agents. In the event that USA MCO fails to promptly indemnify and defend such claims and/or pay expenses as provided above, IMedicor shall have the right to defend itself and USA MCO shall reimburse IMedicor for all of its reasonable attorneys' fees, costs and damages incurred in settling or defending such claims within sixty (60) days of IMedicor’ request for same.

Notwithstanding anything to the contrary herein, IMedicor shall indemnify, defend and hold harmless USA MCO, its officers, directors, shareholders, employees, parent and affiliate entities, agents and representatives, against all damages, claims, liabilities, losses and other expenses, including without limitation, reasonable attorney fees and costs, whether or not a lawsuit or other proceedings is filed, that in any way arise out of or related to: (a) any claim against USA MCO arising out of any breach of any covenants, warranties, representations and agreements made by IMedicor to any third party and/or (b) IMedicor material breach of any provision of this Agreement; (c) the grossly negligent or willful acts or omissions of IMedicor; and/or (d) any claim by any party based on IMedicor Products failing to operate and/or function in any manner so advertised by IMedicor and/or its agents. In the event that IMedicor fails to promptly indemnify and defend such claims and/or pay expenses as provided above, USA MCO shall have the right to defend itself and IMedicor shall reimburse USA MCO for all of its reasonable attorneys' fees, costs and damages incurred in settling or defending such claims within sixty (60) days of USA MCO’ request for same.

8. NO JOINT VENTURE

Nothing in the Agreement shall be deemed to constitute, create, give effect to or otherwise recognize a partnership, joint venture or formal business entity of any kind; and the rights and obligations of the Parties shall be limited to those expressly set forth herein. No Party is granted any right or authority to assume or create any obligation or responsibility, express or implied, on behalf of, or in the name of, another Party or to bind another in any matter or thing whatsoever.

9. CONFIDENTIALITY

A. "Confidential Information" as used in this Agreement shall mean any and all technical and non-technical information including but not limited to patent, copyright, trade secret, and proprietary information, techniques, sketches, drawings, models, inventions, know-how, processes, apparatus, equipment, algorithms, software programs, software source documents, and formulae related to the current, future, and proposed products and services of IMedicor and its affiliates, and includes, without limitation, IMedicor and its affiliates information concerning research, experimental work, development, design details and specifications, engineering, financial information, procurement requirements, purchasing, manufacturing, USA MCO lists, business forecasts, sales and merchandising, and marketing plans and information.  "Confidential Information" also includes proprietary and/or confidential information of any third party that may disclose such information to USA MCO in the course of IMedicor’ business. All Confidential Information disclosed both orally and in writing by the disclosing party ("Discloser") will be considered Confidential Information by the receiving party ("Recipient") and subject to terms of this Agreement, even if such information is not conspicuously designated as "Confidential" or even when provided orally and not identified as confidential at the time of disclosure.

B. All Confidential Information disclosed both orally and in writing by either party will be considered Confidential Information by USA MCO and subject to terms of this Agreement, even if such information is not conspicuously designated as "Confidential" or even when provided orally and not identified as confidential at the time of disclosure.

C. USA MCO acknowledges that Discloser has over many years devoted substantial time, effort and resources to developing Discloser’s trade secrets and its other confidential and proprietary information, as well as Discloser’s relationships with USA MCOs, suppliers, employees and others doing business with Discloser; that such relationships, trade secrets and other information are vital to the successful conduct of Discloser’ business in the future; that Discloser, in the furtherance of its business, is providing Recipient with the opportunity and support necessary to them to establish personal and professional relationships with USA MCOs, suppliers, employees and others having business relationships with Discloser and is affording Recipient access to Discloser’ trade secrets and other confidential and proprietary information; that because of the opportunities and support so provided to Recipient and because of Recipient's access to Discloser’ confidential information and trade secrets, Recipient would be in a unique position to divert business from Discloser and to commit irreparable damage to Discloser were Recipient to be allowed to compete with Discloser or to commit any of the other acts prohibited by this Section 9 of the Agreement; that the enforcement of the restrictive covenants against Recipient would not impose any undue burden upon Recipient; that none of the restrictive covenants is unreasonable as to period or geographic area; and that the ability to enforce the restrictive covenants against Recipient is a material inducement to the decision of Discloser to consummate this Agreement

D. Recipient hereby agrees that it will not make use of, disseminate, or in any way disclose any Confidential Information of Discloser to any person, firm, or business, except to the extent necessary for negotiations, discussions, and consultations with personnel and/or authorized representatives of Discloser, any purpose of Discloser authorized by this Agreement and any purpose Discloser may hereafter authorize in writing. Recipient hereby also agrees that it will use the Confidential Information disclosed by Recipient for informational purposes only. Recipient hereby further agrees that it shall not use the Confidential Information of Recipient in the production and/or the providing of any products and/or services now or in anytime in the future.

E. Recipient agrees that it shall treat all Confidential Information of Recipient with the same degree of care as it accords to its own Confidential Information, and Recipient represents that it exercises reasonable care to protect its own Confidential Information.

F. Recipient hereby agrees that it shall disclose Confidential Information of Discloser only to those of its officer(s), manager(s), and/or employee(s) who need to know such information and certifies that such officer(s), manager(s), and/or employee(s) have previously agreed, either as a condition of employment or in order to obtain the Confidential Information, to be bound by terms and conditions substantially similar to those of this Agreement.

G. Recipient will immediately give notice to Recipient of any unauthorized use or disclosure of the Confidential Information. Recipient agrees to assist Recipient in remedying any such unauthorized use or disclosure of the Confidential Information.

H. Upon the request of Discloser and/or termination of this Agreement, the Recipient will promptly return all confidential information furnished hereunder and all copies thereof.

I. Remedies. In the event of a breach or a threatened breach of any of the Provisions and/or Covenants set forth in this Section 9 of the Agreement above (the ''Covenants''), Discloser will, in addition to the remedies provided by law, have:

(a) the right and remedy to have the Covenants specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any material breach of any of the Covenants will cause irreparable injury to Discloser and that money damages will not provide an adequate remedy to Discloser; and

(b) the right and remedy to require a person to account for and pay over to Discloser all compensation, profits, moneys, accruals, increments or other benefits (collectively the ''Benefits'') derived or received by Recipient as a result of any transactions constituting a breach of any of the Covenants, and Recipient hereby agrees to account for and pay over the Benefits to Discloser.

J. The obligations of the parties set forth in this paragraph 9 of this Agreement shall survive the termination of this Agreement.

10. PUBLICITY

The Parties agree that all publicity and public announcements concerning the formation and existence of this Agreement shall be jointly planned and coordinated by and among the Parties. Neither party shall disclose any of the specific terms of this Agreement to any third party without the prior written consent of the other party, which consent shall not be withheld unreasonably. Notwithstanding the foregoing, any party may disclose information concerning this Agreement as required by the rules, orders, regulations, subpoenas or directives of a court, government or governmental agency, after giving prior notice to the other party.

11. EFFECT OF TERMINATION

Upon termination or expiration of this Agreement, all rights granted to the USA MCO and IMedicor shall forthwith revert to the granting party.

12. FORCE MAJEURE

Neither party will be liable for, or will be considered to be in breach of or default under this Agreement on account of, any delay or failure to perform as required by this Agreement as a result of any causes or conditions that are beyond such Party's reasonable control and that such Party is unable to overcome through the exercise of commercially reasonable diligence. If any force majeure event occurs, the affected Party will give prompt written notice to the other Party and will use commercially reasonable efforts to minimize the impact of the event.

13. NOTICES

A. Any notice required to be given pursuant to this Agreement shall be in writing and mailed by certified or registered mail, return receipt requested or delivered by a national overnight express service.

For IMedicor:

Fred Zolla, CEO
IMedicor, Inc.
523 Avalon Gardens Drive
Nanuet, New York 10954

For the USA MCO:

George Bogle, CEO / President
USA MCO Solutions Corp,
916 South Capital of Texas Highway
Austin, TX 78746

 Either party may change the address or entity to which notice or payment is to be sent by written notice to the other party pursuant to the provisions of this paragraph.

14. JURISDICTION DISPUTES

A. This Agreement shall be governed by the internal laws State of New York.

B. All disputes hereunder shall be resolved in the applicable state or federal courts in County of Rockland in the State of New York. The parties consent to the jurisdiction of such courts, agree to accept service of process by mail, and waive any jurisdictional or venue defenses otherwise available.

15. AGREEMENT BINDING ON SUCCESSORS

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their heirs, administrators, successors and assigns.

16. WAIVER

No waiver by either party of any default shall be deemed as a waiver of any prior or subsequent default of the same or other provisions of this Agreement.

17. SEVERABILITY

If any provision hereof is held invalid or unenforceable by a court of competent jurisdiction, such invalidity shall not affect the validity or operation of any other provision and such invalid provision shall be deemed to be severed from the Agreement.

18. ASSIGNABILITY

The license granted hereunder is specific to the USA MCO and may not be assigned by any act of the USA MCO or by operation of law unless with the written consent of IMedicor.

19. INTEGRATION

This Agreement constitutes the entire understanding of the parties, and revokes and supersedes all prior Agreements between the parties and is intended as a final expression of their Agreement. It shall not be modified or amended except in a writing signed by the parties hereto and specifically referring to this Agreement. This Agreement shall take precedence over any other documents which may be in conflict therewith.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have each executed this agreement on the day indicated.

USA MCO	IMedicor, Inc.

By: /s/George Bogle	By: /s/Fred Zolla
George Bogle, CEO / President	Fred Zolla, CEO